---

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C.  20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of the Bank's

Series No. 760

U.S.$2,500,000,000 0.25 percent Notes due November 15, 2023

Filed pursuant to Rule 3 of Regulation IA

Dated: August 28, 2020

---

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of U.S.$2,500,000,000 0.25 percent Notes due November 15, 2023, Series No. 760 (the "Notes") under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated July 28, 2020 (the "Prospectus") and the Standard Provisions dated July 28, 2020 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated August 28, 2020 (the "Terms Agreement") and the Pricing Supplement dated August 28, 2020 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 14 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 54 through 57 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

| Price to the Public | Selling Discounts and Commission[1] | Proceeds to the Bank |
|---|---|---|
| Per Note: 99.841% | 0.100% | 99.741% |
| Total: U.S.$2,496,025,000.00 | U.S.$2,500,000.00 | U.S.$2,493,525,000.00 |

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

Item 7. Exhibits

(A) Opinion of the Chief Counsel (Corporate Legal Affairs Division) of the Bank as to the legality of the obligations, dated August 4, 2020
(B) Pricing Supplement
(C) Terms Agreement

---

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.

August 4, 2020

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated July 28, 2020 (as supplemented and amended from time to time, the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-5/16, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of July 28, 2020 (the "Standard Provisions");

5) The Amended and Restated Global Agency Agreement, dated as of July 28, 2020, between the Bank and Citibank, N.A., London Branch (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on the date hereof in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Chief Counsel (Corporate Legal Affairs Division) of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,



Alessandro Macrì
Chief Counsel
Corporate Legal Affairs Division

# PRICING SUPPLEMENT

**Inter-American Development Bank**

**Global Debt Program**

Series No.: 760

U.S.$2,500,000,000 0.25 percent Notes due November 15, 2023

Issue Price: 99.841 percent

Application has been made for the Notes to be admitted to the
Official List of the Financial Conduct Authority and
to trading on the London Stock Exchange plc's
Regulated Market

Barclays
Deutsche Bank
Morgan Stanley
Wells Fargo Securities

BMO Capital Markets
BNP Paribas
BofA Securities
Commerzbank
Commonwealth Bank of Australia
Crédit Agricole CIB
J.P. Morgan
Nomura
Scotiabank
TD Securities

The date of this Pricing Supplement is August 28, 2020.

*PRICING SUPPLEMENT*
*Inter-American Development Bank Global Debt Program Series No.: 760*
*U.S.$2,500,000,000 0.25 percent Notes due November 15, 2023*

DC_LAN01:385504.2

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "Conditions") set forth in the Prospectus dated July 28, 2020 (the "Prospectus") (which for the avoidance of doubt does not constitute a prospectus for the purposes of Part VI of the United Kingdom Financial Services and Markets Act 2000 or a base prospectus for the purposes of Regulation (EU) 2017/1129). This Pricing Supplement must be read in conjunction with the Prospectus. This document is issued to give details of an issue by the Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus. Complete information in respect of the Bank and this offer of the Notes is only available on the basis of the combination of this Pricing Supplement and the Prospectus.

**MiFID II product governance / Retail investors, professional investors and ECPs target market** – See "General Information—Additional Information Regarding the Notes—Matters relating to MiFID II" below.

**Terms and Conditions**

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. Together with the applicable Conditions (as defined above), which are expressly incorporated hereto, these are the only terms that form part of the form of Notes for such issue.

| | | |
|---|---|---|
| 1. | Series No.: | 760 |
| 2. | Aggregate Principal Amount: | U.S.$2,500,000,000 |
| 3. | Issue Price: | U.S.$2,496,025,000 which is 99.841 percent of the Aggregate Principal Amount |
| 4. | Issue Date: | September 2, 2020 |
| 5. | Form of Notes (Condition 1(a)): | Book-entry only (not exchangeable for Definitive Fed Registered Notes, Conditions 1(a) and 2(b) notwithstanding) |
| 6. | Authorized Denomination(s) (Condition 1(b)): | U.S.$1,000 and integral multiples thereof |

DC_LAN01:385504.2

| 7. | Specified Currency<br>(Condition 1(d)): | United States Dollars (U.S.$) being the lawful currency of the United States of America |
|---|---|---|
| 8. | Specified Principal Payment Currency<br>(Conditions 1(d) and 7(h)): | U.S.$ |
| 9. | Specified Interest Payment Currency<br>(Conditions 1(d) and 7(h)): | U.S.$ |
| 10. | Maturity Date<br>(Condition 6(a); Fixed Interest Rate and Zero Coupon): | November 15, 2023 |
| 11. | Interest Basis<br>(Condition 5): | Fixed Interest Rate (Condition 5(I)) |
| 12. | Interest Commencement Date<br>(Condition 5(III)): | Issue Date (September 2, 2020) |
| 13. | Fixed Interest Rate (Condition 5(I)): | |

| | (a) | Interest Rate: | 0.25 percent per annum |
|---|---|---|---|
| | (b) | Fixed Rate Interest Payment Date(s): | Semi-annually in arrear on May 15 and November 15 in each year, commencing on May 15, 2021. |

There will be a long first interest Period from and including the Issue Date to but excluding May 15, 2021.

Each Fixed Rate Interest Payment Date is subject to the Business Day Convention, but with no adjustment to the amount of interest otherwise calculated.

| | (c) | Business Day Convention: | Following Business Day Convention |
|---|---|---|---|

*PRICING SUPPLEMENT*
*Inter-American Development Bank Global Debt Program Series No.: 760*
*U.S.$2,500,000,000 0.25 percent Notes due November 15, 2023*

|       | (d)   Fixed Rate Day Count Fraction(s): | 30/360 |
| --- | --- | --- |
| 14.   | Relevant Financial Center: | New York |
| 15.   | Relevant Business Day: | New York |
| 16.   | Issuer's Optional Redemption (Condition 6(e)): | No |
| 17.   | Redemption at the Option of the Noteholders (Condition 6(f)): | No |
| 18.   | Governing Law: | New York |

**Other Relevant Terms**

| 1. | Listing: | Application has been made for the Notes to be admitted to the Official List of the Financial Conduct Authority and to trading on the London Stock Exchange plc's Regulated Market |
| --- | --- | --- |
| 2. | Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures: | Federal Reserve Bank of New York; Euroclear Bank SA/NV; Clearstream Banking S.A. |
| 3. | Syndicated: | Yes |
| 4. | If Syndicated: | |
| | (a)   Liability: | Several |
| | (b)   Lead Managers: | Barclays Bank PLC<br>Deutsche Bank AG, London Branch<br>Morgan Stanley & Co. International plc<br>Wells Fargo Securities, LLC |
| 5. | Commissions and Concessions: | 0.100 percent of the Aggregate Principal Amount |

*PRICING SUPPLEMENT*
*Inter-American Development Bank Global Debt Program Series No.: 760*
*U.S.$2,500,000,000 0.25 percent Notes due November 15, 2023*

DC_LAN01:385504.2

6. Estimated Total Expenses: None. The Joint Lead Managers have agreed to pay for certain expenses related to the issuance of the Notes.

7. Codes:

    (a)    Common Code: 222583187

    (b)    ISIN: US4581X0DP00

    (c)    CUSIP: 4581X0DP0

8. Identity of Managers:

Barclays Bank PLC
Deutsche Bank AG, London Branch
Morgan Stanley & Co. International plc
Wells Fargo Securities, LLC

BMO Capital Markets Corp.
BNP Paribas
Commerzbank Aktiengesellschaft
Commonwealth Bank of Australia
Crédit Agricole
  Corporate and Investment Bank
J.P. Morgan Securities plc
Merrill Lynch International
Nomura International plc
Scotiabank Europe plc
The Toronto-Dominion Bank

9. Selling Restrictions:

    (a)    United States: Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

5
*PRICING SUPPLEMENT*
*Inter-American Development Bank Global Debt Program Series No.: 760*
*U.S.$2,500,000,000 0.25 percent Notes due November 15, 2023*

DC_LAN01:385504.2

| (b) | General: | No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required.  Accordingly, each of the Managers agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material. |
|---|---|---|

**General Information**

**Additional Information Regarding the Notes**

1.      Matters relating to MiFID II

The Bank does not fall under the scope of application of the MiFID II regime. Consequently, the Bank does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of MiFID II.

**MiFID II product governance / Retail investors, professional investors and ECPs target market** – Solely for the purposes of the manufacturers' product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, professional clients and retail clients, each as defined in MiFID II; and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a "distributor") should take into consideration the manufacturers' target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers' target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression "manufacturer" means Barclays Bank PLC, Deutsche Bank AG, London Branch and Morgan Stanley & Co. International plc.

For the purposes of this provision, the expression MiFID II means Directive 2014/65/EU, as amended.

DC_LAN01:385504.2

2.    United States Offers and Sales

       To the extent any Manager that is not a U.S. registered broker-dealer intends to effect any offers or sales of any Notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.  Commonwealth Bank of Australia is not a U.S. registered broker-dealer, and it will not effect any offers or sales of any Notes in the United States.

INTER-AMERICAN DEVELOPMENT BANK

By:    _____
       Name:    Gustavo Alberto De Rosa
       Title:   Chief Financial Officer and
                General Manager, Finance Department

DC_LAN01:385504.2

**Exhibit C**

EXECUTION VERSION

TERMS AGREEMENT NO. 760 UNDER
THE PROGRAM

August 28, 2020

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C.  20577

The undersigned agree to purchase from you (the "Bank") the Bank's U.S.$2,500,000,000 0.25 percent Notes due November 15, 2023 (the "Notes") described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at 9:00 a.m. New York time on September 2, 2020 (the "Settlement Date"), at an aggregate purchase price of U.S.$2,493,525,000, calculated as set forth below, on the terms set forth herein and in the Standard Provisions, dated as of July 28, 2020, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference.  In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein and the term "Time of Sale" refers to August 25, 2020, 5:05 p.m. London time.  All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of each of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein.  The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms

Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1.  The Bank agrees that it will issue the Notes and the Managers named below severally and not jointly agree to purchase the Notes at the aggregate purchase price specified above, calculated as follows: the issue price of 99.841 percent of the aggregate principal amount (U.S.$2,496,025,000) less a combined management and underwriting commission and selling concession of 0.100 percent of the aggregate principal amount (U.S.$2,500,000). For the avoidance of doubt, the Managers' aggregate purchase price after the above adjustment is U.S.$2,493,525,000.

    The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

    | Name | Principal Amount (U.S.$) |
    | --- | --- |
    | Barclays Bank PLC | 562,500,000 |
    | Deutsche Bank AG, London Branch | 562,500,000 |
    | Morgan Stanley & Co. International plc | 562,500,000 |
    | Wells Fargo Securities, LLC | 562,500,000 |
    | BMO Capital Markets Corp. | 25,000,000 |
    | BNP Paribas | 25,000,000 |
    | Commerzbank Aktiengesellschaft | 25,000,000 |
    | Commonwealth Bank of Australia | 25,000,000 |
    | Crédit Agricole Corporate and Investment Bank | 25,000,000 |
    | J.P. Morgan Securities plc | 25,000,000 |
    | Merrill Lynch International | 25,000,000 |
    | Nomura International plc | 25,000,000 |
    | Scotiabank Europe plc | 25,000,000 |
    | The Toronto-Dominion Bank | 25,000,000 |
    | **Total:** | **2,500,000,000** |

2.  Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book-entry form from ABA No. 021080562 IADB ACCOUNT/7010 to the following account at the Federal Reserve Bank of New York: ABA No. 021000018 BK OF NYC/MORGAN STANLEY ; and payment for the Notes shall be effected by transfer of the purchase price in immediately available funds to the Bank's account: ABA No. 021080562.

3.  The Bank hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains.  Each of the undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement.  Each of the undersigned acknowledges having received copies of the following documents which it has requested:

    •  a copy of the Prospectus and each of the Fed Fiscal Agency Agreement and the Global Agency Agreement, duly executed by the parties thereto; and

    •  a copy of each of the most recently delivered documents referred to in Section 6(a) (other than the letter referred to in Section 6(a)(vi)) or 6(b), as applicable, of the Standard Provisions.

4.  In consideration of the Bank appointing each of the undersigned as a Dealer solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5.  Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

    For purposes hereof, the notice details of each of the undersigned are as follows:

    FOR THE BANK:

    Inter-American Development Bank
    1300 New York Avenue, N.W.
    Washington, D.C. 20577
    Attention:  Finance Department,
    Cash Management and Settlements Group
    Email:  FIN_CMO@iadb.org
    Telephone:  202-623-3131

FOR THE MANAGERS:

> c/o Morgan Stanley & Co. International plc
> 25 Cabot Square
> Canary Wharf
> London E14 4QA
> United Kingdom
> Attention:   Head of Transaction Management Group, Global Capital Markets
> Telephone:   +44 (0) 20 7677 4799
> Facsimile:   +44 (0) 20 7056 4984
> Email:   tmglondon@morganstanley.com

6.    If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Terms Agreement, Managers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the principal amount of the Notes for which the non-defaulting Managers were originally committed; provided, however, that if the aggregate principal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, the non-defaulting Managers shall be entitled to terminate this Terms Agreement without any liability on the part of any non-defaulting Managers. Nothing herein will relieve a defaulting Manager from liability for its default.

7.    The undersigned and the Bank acknowledge that the Bank does not fall under the scope of application of the MiFID II regime. Consequently, the Bank does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of MiFID II.

Solely for the purposes of the requirements of Article 9(8) of the MiFID Product Governance rules under EU Delegated Directive 2017/593 (the "Product Governance Rules") regarding the mutual responsibilities of manufacturers under the Product Governance Rules:

(i)    each of Barclays Bank PLC, Deutsche Bank AG, London Branch and Morgan Stanley & Co. International plc (each a "Manufacturer" and together "the Manufacturers") acknowledges to each other Manufacturer that it understands the responsibilities conferred upon it under the Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement and any other

- 4 -

announcements in connection with the Notes; and

(ii)     Wells Fargo Securities, LLC and the Managers note the application of the Product Governance Rules and acknowledge the target market and distribution channels identified as applying to the Notes by the Manufacturers and the related information set out in the Pricing Supplement and any other announcements in connection with the Notes,

*provided, however*, that nothing in this Terms Agreement or any other agreements, arrangements, or understanding between the undersigned and the Bank shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank or its employees under the *Agreement Establishing the Inter-American Development Bank*, international law or other applicable law.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

WELLS FARGO SECURITIES, LLC

By: *Christopher Wren*

Name:  Christopher Wren
Title:  Director

J.P. MORGAN SECURITIES PLC

By: _____

Name:
Title:

MERRILL LYNCH INTERNATIONAL

By: _____

Name:
Title:

NOMURA INTERNATIONAL PLC

By: _____

Name:
Title:

SCOTIABANK EUROPE PLC

By: _____

Name:
Title:

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

WELLS FARGO SECURITIES, LLC

By: _____
  Name:
  Title:

J.P. MORGAN SECURITIES PLC

By: _____
  Name: Sarah Lovedee
  Title: Executive Director

MERRILL LYNCH INTERNATIONAL

By: _____
  Name:
  Title:

NOMURA INTERNATIONAL PLC

By: _____
  Name:
  Title:

SCOTIABANK EUROPE PLC

By: _____
  Name:
  Title:

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

WELLS FARGO SECURITIES, LLC

By: _____

    Name:

    Title:

J.P. MORGAN SECURITIES PLC

By: _____

    Name:

    Title:

MERRILL LYNCH INTERNATIONAL



By: _____

    Name:  Kamini Sumra

    Title:  Director

NOMURA INTERNATIONAL PLC

By: _____

    Name:

    Title:

SCOTIABANK EUROPE PLC

By: _____

    Name:

    Title:

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

WELLS FARGO SECURITIES, LLC

By: _____
     Name:
     Title:

J.P. MORGAN SECURITIES PLC

By: _____
     Name:
     Title:

MERRILL LYNCH INTERNATIONAL

By: _____
     Name:
     Title:

NOMURA INTERNATIONAL PLC



By: _____
     Name:     Guy A Luscombe
     Title:      Authorised
                Signatory

SCOTIABANK EUROPE PLC

By: _____
     Name:
     Title:

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

WELLS FARGO SECURITIES, LLC

By: _____
   Name:
   Title:

J.P. MORGAN SECURITIES PLC

By: _____
   Name:
   Title:

MERRILL LYNCH INTERNATIONAL

By: _____
   Name:
   Title:

NOMURA INTERNATIONAL PLC

By: _____
   Name:
   Title:

SCOTIABANK EUROPE PLC

 

By: _____
   Name:  James Walter          Cesare Roselli
   Title:  Regional Director,    Managing Director
           Europe Legal

MORGAN STANLEY & CO. INTERNATIONAL PLC
DEUTSCHE BANK AG, LONDON BRANCH
BMO CAPITAL MARKETS CORP.
BNP PARIBAS
COMMERZBANK AKTIENGESELLSCHAFT
COMMONWEALTH BANK OF AUSTRALIA
CRÉDIT AGRICOLE
  CORPORATE AND INVESTMENT BANK
THE TORONTO-DOMINION BANK

By:  MORGAN STANLEY & CO. INTERNATIONAL
PLC



By:  _____

    Name:  Gordon Charlton
    Title:  Executive Director

BARCLAYS BANK PLC

By: _____
 Name:   Mirrette Grant
 Title:    Vice President

(the foregoing signatories, collectively, the "Managers")

CONFIRMED AND ACCEPTED, as of the
date first written above:

INTER-AMERICAN DEVELOPMENT BANK



By: _____
     Name:    Gustavo Alberto De Rosa
     Title:     Chief Financial Officer and
               General Manager, Finance Department